A special meeting of the shareholders of Tax-Free Securities Fund and Tax-Free Short Intermediate Securities Fund, each a series of Pacific Capital Funds, was convened on Friday, June 4, 2010 at 11:00 a.m. Eastern Time to vote on the following items:

Proposal 1: To approve an Agreement and Plan of Reorganization by and among Pacific Capital Funds, a Massachusetts business trust, on behalf of its series the Tax-Free Securities Fund, FundVantage Trust, a Delaware statutory trust, on behalf of its series the Tax-Free Securities Fund, and Bank of Hawaii.

Votes For:    	22,833,158
Votes Against:	3,185
Abstentions:	5,233


Proposal 2: To approve an Agreement and Plan of Reorganization by and among Pacific Capital Funds, a Massachusetts business trust, on behalf of its series the Tax-Free Short Intermediate Securities Fund, FundVantage Trust, a Delaware statutory trust, on behalf of its series the Tax-Free Short Intermediate Securities Fund, and Bank of Hawaii.

Votes For:	6,644,596
Votes Against:	0
Abstentions:	902